MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

March 22, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 161 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust” or the "Registrant") on behalf of MFS Global Bond Fund (the "Fund") (File Nos. 033-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of March 15, 2021, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on January 28, 2021. The PEA for the Trust was filed for the purpose of reflecting pending changes to the Fund's principal investment strategies and, in connection therewith, making certain other changes. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA.

General Comments

1.	Comment:	The Fund's prospectus will be dated March 30, 2021 and will reference (i) future changes to the Fund's annual fund operating expenses table and expense example (effective May 1, 2021) and (ii) future changes to the Fund's principal investment strategies (effective April 30, 2021). Please confirm that you will refresh the Fund's summary prospectus and statutory prospectus once these changes are in effect in order to streamline the presentation of such information so as to show only the current information with respect to (i) and (ii) once the changes are in effect.

Response:
Confirmed. We plan to refresh the summary prospectus and statutory prospectus of the Fund via Rule 497 filings on or around April 30, 2021 in order to remove the information that will no longer be in effect.

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Securities and Exchange Commission
March 22, 2021

Prospectus Comments

2.	Comment:	Pursuant to general Instruction 3(d)(ii)(B) to Item 3 of Form N-1A, please move the statement "Expenses have been adjusted to reflect current fee arrangements", as noted in the introduction to the "Annual Fund Operating Expenses" table, to a footnote below the table.

Response:
We are aware that Instruction 3(d)(ii)(B) to Item 3 of Form N-1A states to disclose in a footnote that expenses have been adjusted to reflect current fee arrangements. We believe that including the required information in the narrative introduction to the "Annual Fund Operating Expenses" table, rather than in a footnote, presents the required information in a more prominent, easier-to-understand format. We believe this placement is consistent with the Form N-1A requirement to organize information in a manner consistent with the "plain English" principles of Rule 421 under the Securities Act of 1933, as amended, and the SEC's effort to reduce footnotes to the "Annual Fund Operating Expenses" table. Therefore, we respectfully decline to relocate this disclosure.

3.	Comment:	Please disclose in the narrative introduction to the fee table under "Fees and Expenses" in the summary portion of the prospectus that information regarding sales charge discounts is also disclosed in the Fund's Statement of Additional Information ("SAI") and disclose the page number where this information can be found in the SAI.

Response:
Item 3 of Form N-1A requires that the introduction to the fee table include narrative information regarding sales charge discounts and references sections of the prospectus and SAI where additional information regarding such discounts may be found. Instruction 1(b) to Item 3 states that a Fund may modify the narrative explanation. Accordingly, we have modified the introduction to the fee table to exclude the reference to the SAI because all applicable disclosure regarding sales charge reductions is included in the Fund’s prospectus and no additional disclosure is included in the SAI.  Therefore, we respectfully decline the Staff’s comment.

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Securities and Exchange Commission
March 22, 2021

4.	Comment:	The footnote to the "Shareholder Fees" table that is labeled with a "#" indicates that a maximum deferred sales charge of 1.00% applies to Class A shares purchased without an initial sales charge and redeemed within 18 months of purchase. Please clarify which Class A shares are sold without an initial sales charge.

Response:
The narrative lead-in to the "Shareholder Fees" table discusses sales charge reductions with respect to Class A shares and also states that more information about these and other waivers and reductions is available from a shareholder's financial intermediary and in the prospectus sections entitled "Sales Charges and Waivers and Reductions" and "Appendix – A Waivers and Reductions of Sales Charges".  We believe the foregoing disclosure included in the lead-in narrative to the "Shareholder Fees" table adequately references which Class A shares are sold without an initial sales charge and how shareholders can learn more about waivers and reductions for which they may be eligible.

5.	Comment:	In the footnote to each "Annual Fund Operating Expenses" table (both current and future), a fee waiver and/or expense reimbursement arrangement is disclosed. Please confirm whether the Adviser has the opportunity to recoup any fees waived or expenses reimbursed, and, if so, describe the terms of such recoupment agreement.

Response:	The Fund's current and future fee waivers and/or expense reimbursement arrangements are not subject to recoupment.

6.	Comment:	Effective May 1, 2021, the "Annual Fund Operating Expenses" table will be restated. Please clarify if the "Shareholder Fees" table will remain unchanged.

Response:
We will restate the introductory sentence to the "Annual Fund Operating Expenses" table that is effective May 1, 2021, as follows in order to clarify that the "Shareholder Fees" table is not changing (deletions struck, additions underlined):

"Effective May 1, 2021, the ~~above~~ Annual Fund Operating Expenses table is restated in its entirety as follows:"

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Securities and Exchange Commission
March 22, 2021

7.	Comment:	Within the "Principal Investment Strategies" sections of the Fund's prospectus, please clarify that the 80% name test incudes borrowings for investment purposes.

Response:
The last paragraph of the Fund's summary and statutory "Principal Investment Strategies" sections include a statement that "[f]or purposes of the fund's 80% policy, net assets include the amount of any borrowings for investment purposes." Therefore, we respectfully decline to make any disclosure changes.

8.	Comment:	The "Principal Investment Strategies" sections of the Fund's prospectus include disclosure regarding investments in emerging market issuers. Please disclose how the Fund defines emerging markets.

Response:
For funds that do not include the term "emerging markets" in their name, we are not aware of any legal requirement to define emerging markets in the fund's prospectus or to identify which countries MFS considers to be emerging markets. Given the Fund's broad global investment mandate we do not believe it would be helpful to shareholders to include a definition of emerging markets in the Fund's prospectus.  However, the following disclosure is available in the Fund's SAI in "Appendix J – Investment Strategies and Risks – Emerging Market Countries":

"Emerging market countries include countries determined to have emerging market economies, taking into account a number of factors, including whether a particular country has a low- to middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country’s designation by the International Monetary Fund as an emerging market, the country's inclusion in an emerging market or frontier emerging market index, and other factors that demonstrate that the country's financial and capital markets are in the development phase. Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe."

Therefore, we respectfully decline to make any disclosure changes.

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Securities and Exchange Commission
March 22, 2021

9.	Comment:	The description of debt instruments under "Principal Investment Strategies" in the summary section of the Fund's prospectus includes a reference to securitized instruments. Please provide additional detail on the types of securities that are included in this category.

Response:	We have added the disclosure underlined below to provide additional detail on the types of securities that fall into the category of securitized instruments.

"Debt instruments include U.S. Government securities, corporate bonds, foreign government securities, securitized instruments (including mortgage-backed securities and other asset-backed securities), and other obligations to repay money borrowed."

10.	Comment:	The description of debt instruments under "Principal Investment Strategies" in the summary section of the Fund's prospectus includes a general reference to "other obligations to repay money borrowed." Please identify only the specific instruments that will be principal investment types for the Fund.

Response:
The Fund's principal debt security investment types are disclosed in the sentence referenced above in Response 9. In addition to including the specific investment types, we believe that including the general phrase "and other obligations to repay money borrowed" is beneficial for shareholders in that it provides a general description of what a debt instrument is in the summary portion of the prospectus.

11.	Comment:	Please disclose whether the Fund has any requirements as to average duration or maturity.

Response:
The Fund does not have a principal investment strategy of managing to a particular average maturity or duration. As a result, no disclosure will be added to the "Principal Investment Strategies" sections with respect to maturity or duration.

12.	Comment:	Please revise the description of "below investment grade quality debt instruments" as described in the Fund's summary and statutory "Principal Investment Strategies" sections to include the phrase "commonly known as junk bonds."

Response:	We are not aware of a legal requirement to include the phrase "commonly known as junk bonds" in investment strategy disclosure

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Securities and Exchange Commission
March 22, 2021

relating to "below investment grade quality debt instruments." Please note that the "Credit Risk" paragraph within the "Principal Risks" section of the summary section of the prospectus includes the following reference to "junk bonds":
"Below investment grade quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”)…."

Therefore, we respectfully decline to amend this disclosure.

13.	Comment:	The "Principal Investment Strategies" section in the summary and statutory sections of the Fund's prospectus state that "MFS normally enters into currency hedging transactions to reduce the fund's foreign currency exposure such that the fund is primarily exposed to the U.S. dollar." Please disclose the instruments the Fund would use in its currency hedging transactions.

Response:	To address the Staff's comment, we have added the clarifying disclosure underlined below in the "Principal Investment Strategies" section of the Fund's summary prospectus and statutory prospectus.

"MFS normally enters into currency hedging transactions using derivatives to reduce the fund's foreign currency exposure such that the fund is primarily exposed to the U.S. dollar."

In addition, we note that a general definition of derivatives is included in the "Principal Investment Strategies" section of the Fund's summary prospectus, and a more detailed definition of derivatives can be found in the "Principal Investment Strategies" section of the Fund's statutory prospectus.  The particular derivative types that may be used to hedge the Fund's currency exposure is expected to be a function of then current market conditions and the portfolio managers' views of then current investment opportunities.

14.	Comment:	The "Principal Investment Strategies" section in the summary section of the Fund's prospectus states that "MFS may invest up to 35% of the fund's assets in any industry that accounts for more than 20% of the global bond market." Please tie this sentence to a specific index and not just the "global bond market" to be compliant with the First Australia Fund, Inc. No-Action Letter (July 29, 1999) requirement.

Response:	We note that the "Principal Investment Strategies" section in the fund's statutory prospectus ties this statement to a specific index. We

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Securities and Exchange Commission
March 22, 2021

have made the following changes to the "Principal Investment Strategies" section in the summary portion of the prospectus in order to include reference to the index (additions underlined):

"MFS may invest up to 35% of the fund's assets in any industry that accounts for more than 20% of the global bond market as measured by an index determined by MFS to be an appropriate measure of the global bond market, currently the Bloomberg Barclays Global Aggregate Index (effective April 30, 2021, the Bloomberg Barclays Global Aggregate Index (USD Hedged))."

15.	Comment:	The "Principal Investment Strategies" section in the summary and statutory sections of the Fund's prospectus state that MFS may use derivatives to "increase or decrease exposure to a particular market, segment of the market, or security…." Please explain supplementally how derivatives can be used to decrease market exposure.

Response:	By way of example, a short position in fixed income futures, such as U.S. Treasury futures, can be used to reduce exposure to the applicable segment of the bond market.

16.	Comment:	The "Principal Investment Strategies" section in the summary and statutory sections of the Fund's prospectus state that "While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments." Please consider whether a reference to currency hedging should be added to the disclosure above given the hedging strategy being implemented.

Response:
We believe that the current disclosure, as referenced above, reflects that derivatives may be used for currency hedging purposes as the disclosure states that MFS may use derivatives to "increase or decrease . . . currency exposure."

17.	Comment:	The "Principal Investment Strategies" disclosure referenced in Comment 16 states that derivatives may be used as "alternatives to direct investments". If derivatives exposure is counted towards meeting the Fund's 80% investment policy, please confirm that they will be valued at market value and not notional value.

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Securities and Exchange Commission
March 22, 2021

Response:	Derivatives are not taken into account in meeting the Fund's policy to invest at least 80% of its net assets in debt instruments.

18.	Comment:	Within the "Principal Investment Strategies" section in the summary section of the Fund's prospectus, we note that the description of derivatives references "certain complex structured securities." Please clarify in this section what complex structured securities are and how they tie into the Fund's principal investment strategies.

Response:	The reference to "complex structured securities" will be removed from the "Principal Investment Strategies" section in the summary section of the Fund's prospectus.

19.	Comment:	The "Principal Investment Strategies" section of the Fund's summary prospectus provides: "In structuring the fund, MFS also considers top-down factors." Please disclose the "top-down" factors to which this sentence refers.

Response:
In accordance with Item 4(a) of Form N-1A, the Item 4 "Principal Investment Strategies" disclosure is a summary of the Fund's Item 9 disclosure. A more detailed explanation of "top‐down" factors, which include an analysis of sector and regional allocations, yield curve positioning, duration, macroeconomic factors, and risk management factors, is included in the Fund's Item 9 "Principal Investment Strategies" section; therefore, we respectfully decline to revise the Item 4 disclosure.

20.	Comment:	The Fund's "Debt Market Risk" disclosure references public health conditions as a factor that may negatively impact debt markets. Please consider whether the Fund’s risk disclosures should be revised in light of the COVID-19 pandemic and its potential impact on the Fund and its investments. If the Fund believes that no further disclosure is warranted, please explain supplementally why not.

Response:
We have considered the disclosure included in the PEA in light of the Staff's comment and believe that the Fund's current disclosure is sufficient.  For example, the prospectus includes references to the risks associated with public health concerns and/or pandemics under various risk disclosures, and the "Debt Instruments" and "Equity Securities" risk disclosure in "Appendix J – Investment Strategies and Risks" in the Fund's SAI specifically discusses the impact of the COVID-19 pandemic on issuers and the securities markets.

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Securities and Exchange Commission
March 22, 2021

21.	Comment:	Please tailor your "Derivatives Risk" disclosure to focus on the risks associated with the specific derivatives the Fund uses.

Response:
We believe that our current "Derivatives Risk" disclosure appropriately addresses the risks associated with the Fund's use of derivatives. Therefore, we respectfully decline to make any changes to this disclosure.

22.	Comment:	The Fund currently lists six portfolio managers of the Fund, with five additional portfolio managers to be added in connection with the pending investment strategy changes. Pursuant to Instruction 2 to Item 5(b) of Form N-1A, please consider limiting the number of portfolio managers disclosed to the five portfolio managers with the most significant responsibility for the day-to-day management of the Fund.

Response:
With respect to funds managed by a group, Instruction 2 to Item 5(b) permits the number of portfolio managers disclosed to be limited to the five with the most significant responsibility for the day-to-day management of the fund.  However, Instruction 2 to Item 5(b) does not require that the number of portfolio managers disclosed be limited to five. We will consider our approach to disclosing portfolio management teams with greater than five members going forward but intend to retain the current approach for this filing.

23.	Comment:	The Fund's Item 9 "Principal Investment Strategies" section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis." Please further explain how MFS may consider ESG factors in its fundamental investment analysis. Please provide more detail about the specific ESG factors considered. Is ESG a principal investment strategy of the Fund? If investing based on ESG considerations is a principal investment strategy of the Fund, please include ESG-related disclosure in the summary section of the Fund's prospectus. Otherwise, please move the ESG disclosure to the Fund's SAI.

Response:
The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals nor does the Fund screen out certain types of investments based solely on ESG factors. The current disclosure as referenced above is part of the Fund's explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund's Item 9 "Principal Investment

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Securities and Exchange Commission
March 22, 2021

Strategies" disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual instruments and their issuers in light of the issuers' financial condition and market, economic, political and regulatory conditions. This disclosure also identifies the factors that MFS considers in its fundamental analysis (e.g., an instrument’s credit quality and terms, underlying assets and their credit quality, and an issuer’s management ability, capital structure, leverage, and ability to meet its current obligations). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis. While we are not in a position to update the Fund's ESG-related disclosure in time for the effective date of the 485(b) filing, we are in the process of evaluating this disclosure in light of the Staff's comment.

SAI Comments

24.	Comment:	Page 2 of the SAI describes a memorandum of understanding ("MOU") between MFS and certain non-U.S. advisory affiliates of MFS (the "Participating Affiliates") pursuant to which MFS may use the resources of the Participating Affiliates in rendering investment advisory services to the Fund. Please (i) identify the Participating Affiliates that are parties to the MOU and (ii) confirm that the investment advisory activities conducted by personnel of the Participating Affiliates are consistent with SEC Staff guidance in this area.

Response:
Currently the following entities are Participating Affiliates under the MOU: MFS International (U.K.) Limited; MFS Investment Management Company (Lux) S.à r.l.; MFS Investment Management K.K.; MFS Investment Management Canada Limited; MFS International Singapore Pte. Ltd.; MFS International (Hong Kong) Limited; MFS do Brasil Desenvolvimento de Mercado Ltda; and MFS International Australia Pty Ltd.  The specific names of the Participating Affiliates are disclosed in MFS' Form ADV Part 2A.  We do not believe that it would be helpful to shareholders of the Fund to disclose the specific list of Participating Affiliates in the SAI when providing a brief description of the MOU.  In addition, we believe that the current disclosure effectively communicates the purpose and function of the MOU. We confirm that the activities of Participating Affiliate investment personnel under the MOU are consistent with SEC Staff guidance in this area.

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Securities and Exchange Commission
March 22, 2021

25.	Comment:	In the paragraph entitled "Commodity Pool Operator Regulation" set forth under "Appendix J – Investment Strategies and Risks", it is disclosed that MFS, as adviser to the MFS Global Bond Fund, is registered and regulated as a Commodity Pool Operator ("CPO") under the Commodity Exchange Act, as amended, and the rules of the Commodities Futures Trading Commission promulgated thereunder. Please confirm if this is new disclosure with respect to the Fund. If so, please explain the reason that MFS is no longer able to claim an exclusion from CPO status with respect to the Fund.

Response:
As noted in the Fund's prospectus, the Fund's principal investment strategies will change on April 30, 2021 such that MFS will normally enter into currency hedging transactions to reduce the Fund's foreign currency exposure so that the Fund will be primarily exposed to the U.S. dollar. As a result of this new currency hedging strategy that the Fund will employ, MFS is no longer expected to qualify to claim an exclusion from CPO status with respect to the Fund; therefore, MFS is registering as a CPO with respect to the Fund.

26.	Comment:	Under "Appendix K - Investment Restrictions", with respect to the sixth fundamental investment restriction (the "industry concentration limitation") for the Fund, please add a clarification to the effect that industrial revenue bonds (i.e., those bond that are issued by governments or municipalities to finance non-governmental projects) will be counted by the Fund as an investment in the industry to which they are related and thus be subject to the industry concentration limitation for the Fund.

Response:
We are unaware of any requirement under the Investment Company Act of 1940, as amended, the rules promulgated thereunder, or Form N-1A that requires this clarification.  We are also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). We further note that the Fund does not currently invest in municipal securities as a principal investment strategy. As a result, we respectfully decline to add this clarification.

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Securities and Exchange Commission
March 22, 2021

27.	Comment:	Under "Appendix K – Investment Restrictions," the following language is included for the Fund: "For purposes of fundamental investment restriction No. 6, investments in other investment companies are not considered an investment in any particular industry and portfolio securities held by an underlying fund in which the Fund may invest are not considered to be securities purchased by the Fund." Please confirm that MFS is aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund, nor of any other fund described in that section of the Fund's SAI.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

AMANDA S. MOORADIAN
Amanda S. Mooradian
Assistant Vice President and Senior Counsel
MFS Investment Management

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